August 18, 2005

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
EP Global Communications, Inc.
Robert Salluzzo- COO/CFO
551 Main Street
Johnstown, PA 15901

		Re:	EP Global Communications, Inc. (the "Company")
			Form 10-KSB/A for the Year Ended December 31, 2004 Form 10-QSB for the Quarterly Period Ended
June
30, 2005
			File No. 000-30797

Dear Mr. Salluzzo:

      We have reviewed your response letter dated July 26, 2005 and have the following comments. Where indicated, we think you should revise your in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
Form 10-KSB/A for the Year Ended December 31, 2004

General

1. Please revise your Form 10-KSB/A to comply with Rule 12(b)-15 of the Exchange Act, which requires the complete text of each item, as amended, to be set forth in an amended filing.

Item 6- Management Discussion and Analysis

Liquidity, page 12

2. In your next amendment, please expand your liquidity and going concern disclosures to discuss the consequences should you not be able to repay, refinance or extend the debt that is coming due in the short term.

Item 7- Financial Statements

Consolidated Statement of Operations, page F-5

3. Please tell us what type of revenue is included in the "Other revenue" caption on your consolidated statements of operations.

Note 1- Description of Business and Summary of Significant
Accounting
Policies

4. We note your response to our prior comment #6. In this regard, please tell us and revise your financial statement disclosures to define list rental revenue. Additionally, you state that you recognize revenues "for the most part" in the period of billing. Supplementally, tell us why you believe it is appropriate to recognize revenues at the time of billing. Further, tell us whether there were any billings that took place prior to the use of the list rentals at December 31, 2004 and December 31, 2003, as well as the dollar amount for any such transactions.

5. Supplementally tell us how you classified list rental income on your consolidated statements of operations.

10-QSB for the Quarterly Period Ended June 30, 2005

Item 1- Financial Statements

Note 5- Common Stock, page 16

6. Tell us the consideration received for the issuance of the 2,000,000 shares held in escrow as security. If no consideration was received, such shares may not be validly issued and, therefore, they could not serve as security for the $140,000 short-term note payable on demand to an individual.

      As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

Via facsimile:  Robert Salluzzo
		(814) 361-3861

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Robert Salluzzo
EP Global Communications, Inc.
August 18, 2005
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